Exhibit 4.2

Share Certificate

Number	Shares

Hywin Holdings Ltd.

(the “Company”)

Incorporated under the laws of the Cayman Islands

The capital of the Company is US$50,000.00 divided into 500,000,000 Ordinary shares of a nominal or par value of US$0.0001 each

This is to certify that	is the registered holder of

fully paid US$0.0001 shares in the Company subject to the Memorandum and Articles of Association thereof.

Dated

Director